UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION


SECURITIES EXCHANGE ACT OF 1934
Release No. 74155 / January 28, 2015

Admin. Proc. File No. 3-16222

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In the Matter of
8 BY 8, INC.,
8 CORP.,
ACKEEOX CORP.,
ADVANCED INCUBATOR, INC.,
AMERI FIRST FINANCIAL GROUP, INC.,
AMERICAN CAPITAL HOLDINGS, INC.,
DYNAMIC HEALTH PRODUCTS, INC., AND
SPA-E

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NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired.  No such petition has been filed by 8 By 8, Inc., 8 Corp., Ackeeox Corp., Advanced
Incubator, Inc., Ameri First Financial Group, Inc., American Capital Holdings, Inc., Dynamic
Health Products, Inc., or Spa-E and the Commission has not chosen to review the decision on its
own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final
decision of the Commission with respect to 8 By 8, Inc., 8 Corp., Ackeeox Corp., Advanced
Incubator, Inc., Ameri First Financial Group, Inc., American Capital Holdings, Inc., Dynamic
Health Products, Inc., and Spa-E.  The order contained in that decision is hereby declared
effective.  The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange

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[1]    17 C.F.R. § 201.360(d).

[2]    *8 By 8, Inc., 8 Corp., Ackeeox Corp., Advanced Incubator, Inc., Ameri First Fin. Group,
Inc., Am. Capital Holdings, Inc., Dynamic Health Prods., Inc., and Spa-E*, Initial Decision Rel.
No. 722 (Dec. 16, 2014), 110 SEC Docket 09, 2014 WL 7146047.  The Central Index Key
numbers are:  1427420 for 8 by 8, Inc.; 1444288 for 8 Corp.; 1129641 for Ackeeox Corp.;
1165397 for Advanced Incubator, Inc.; 1105949 for Ameri First Financial Group, Inc.; 1288012
for American Capital Holdings, Inc.; 949925 for Dynamic Health Productions, Inc.; and 891781
for Spa-E.

Act of 1934, the registrations of each class of registered securities of 8 By 8, Inc., 8 Corp., Ackeeox Corp., Advanced Incubator, Inc., Ameri First Financial Group, Inc., American Capital Holdings, Inc., Dynamic Health Products, Inc., and Spa-E are revoked.

     For the Commission, by the Office of the General Counsel, pursuant to delegated authority.


Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

|  |  |
|---|---|
| In the Matter of<br><br>8 BY 8, INC.,<br>8 CORP.,<br>ACKEEOX CORP.,<br>ADVANCED INCUBATOR, INC.,<br>AMERI FIRST FINANCIAL GROUP, INC.,<br>AMERICAN CAPITAL HOLDINGS, INC.,<br>DYNAMIC HEALTH PRODUCTS, INC., AND<br>SPA-E | INITIAL DECISION OF DEFAULT<br>December 16, 2014 |

APPEARANCE:    Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE:    James E. Grimes, Administrative Law Judge

## SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents 8 By 8, Inc., 8 Corp., Ackeeox Corp., Advanced Incubator, Inc., Ameri First Financial Group, Inc., American Capital Holdings, Inc., Dynamic Health Products, Inc., and Spa-E. The revocation is based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission.

## INTRODUCTION

On October 28, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. 8 By 8, 8 Corp., Advanced Incubator, Ameri First, American Capital, Dynamic Health, and Spa-E were served with the OIP by October 31, 2014, pursuant to Rule 141(a)(2)(ii) of the Commission's Rules of Practice. *See* 17 C.F.R. § 201.141(a)(2)(ii).

Their Answers were due by November 13, 2014. *See* OIP at 4; 17 C.F.R. §§ 201.160(b), .220(a)-(b). None filed an Answer. On November 14, 2014, they were ordered to show cause by November 24, 2014, why the registrations of their securities should not be revoked. *8 By 8, Inc.*, Admin. Proc. Rulings Release No. 2019, 2014 SEC LEXIS 4313. Ackeeox was served on November 18, 2014, and its Answer was due December 1, 2014. *See* OIP at 4; 17 C.F.R. §§ 201.160(b), .220(a)-(b). Ackeeox did not file an Answer. On December 2, 2014, Ackeeox was ordered to show cause by December 12, 2014, why the registrations of its securities should not be revoked. *8 By 8, Inc.*, Admin. Proc. Rulings Release No. 2071, 2014 SEC LEXIS 4565. To date, none of the Respondents has responded to the order to show cause. A prehearing conference was held on December 1, 2014, at which the Division of Enforcement appeared. No Respondents appeared.

## FINDINGS OF FACT

Respondents are in default for failing to file Answers, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

8 By 8, Central Index Key (CIK) No. 1427420, is a void Delaware corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). 8 By 8 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $13,250 for the prior three months.

8 Corp., CIK No. 1444288, is a Delaware corporation located in North Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). 8 Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on October 24, 2008, which reported a net loss of $5,000 from the company's May 16, 2008, inception to September 30, 2008.

Ackeeox, CIK No. 1129641, is a dissolved Florida corporation located in West Palm Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ackeeox is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 8-A registration statement on July 25, 2001.

Advanced Incubator, CIK No. 1165397, is a dissolved Florida corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Advanced Incubator is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $1,329 from the company's July 23, 2001, inception to September 30, 2002.

Ameri First, CIK No. 1105949, is a merged Delaware corporation located in Midland, Texas, with a class of securities registered with the Commission pursuant to Exchange Act

Section 12(g). Ameri First is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on February 11, 2000, which reported a net loss of over $8 million for the year ended June 30, 1999.

American Capital, CIK No. 1288012, is a Florida corporation located in Jupiter, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended February 29, 2008. As of October 17, 2014, the company's stock (symbol "AMHC") was traded on the over-the-counter market.

Dynamic Health, CIK No. 949925, is a dissolved Florida corporation located in Largo, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Dynamic Health is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2007, which reported a net loss of over $1.1 million for the prior three months.

Spa-E, CIK No. 891781, is a void Delaware corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Spa-E is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on May 14, 2007.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

### CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

### SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend

the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Respondents' failures to file required periodic reports are serious because those failures violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file required periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have provided no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

## ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of 8 By 8, Inc., 8 Corp., Ackeeox Corp., Advanced Incubator, Inc., Ameri First Financial Group, Inc., American Capital Holdings, Inc., Dynamic Health Products, Inc., and Spa-E are REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge